FRED MEYER STORES, INC.

3800 S.E. 22nd Avenue

Portland, OR 97202

February 22, 2005

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Registration Statement on Form S-3

File No. 333-34065

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Fred Meyer Stores, Inc., hereby applies for withdrawal of the referenced Registration Statement, which was filed on August 21, 1997.

The Company filed the Registration Statement in contemplation of the registration of shares acquired by a shareholder in connection with the acquisition of assets by the Company from the shareholder. The Registration Statement was not declared effective, and none of the securities included in the Registration Statement were issued in connection with the offering.

If you have any questions regarding this matter, please contact our counsel, Bruce M. Gack, at (513) 762-1482.

Very truly yours,

/s/ Scott M. Henderson
Scott M. Henderson Vice President and Treasurer